SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number   01-29040
                                                ---------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Savings Plan for Employees of Fidelity Federal Savings Bank of Florida

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Fidelity Bankshares, Inc.
                                218 Datura Street
                         West Palm Beach, Florida 33401

       SAVINGS TRUST FOR EMPLOYEES OF
       FIDELITY FEDERAL SAVINGS BANK OF FLORIDA


       Financial Statements for the Years Ended December 31, 1998 and 1997 and Supplemental Schedules for the Year Ended
       December 31, 1998 and Independent Auditors' Report


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------


                                                                                                               Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1998 AND 1997 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available
     for Benefits                                                                                                  3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED:

   Item 27a - Supplemental Schedule of Assets Held for Investment Purposes                                         9

   Item 27d - Supplemental Schedule of Individual Transactions Involving
     Securities of the Same Issue in Excess of Five Percent of the Fair
     Value of Plan Assets at the Beginning of the Plan Year                                                       10

   Item 27d - Supplemental Schedule of Series Transactions Involving
     Securities of the Same Issue in Excess of Five Percent of the Fair
     Value of Plan Assets at the Beginning of the Plan Year                                                       11



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and  Participants of the Savings Trust for Employees of Fidelity
   Federal Savings Bank of Florida:

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
West Palm Beach, Florida



June 18, 1999

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                            1998          1997
ASSETS:
  Cash                                                   $   57,424   $   30,603
  Investments at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost - $3,284,721 in 1998 and $2,443,663 in 1997)  5,065,287    6,576,115
    Mutual funds (cost - $2,492,540 in 1998
      and $1,865,234 in 1997)                             2,606,255    1,795,273
    Charles Schwab Money Funds
      (at cost which approximates fair value)               165,895      353,106
    Participants' Notes Receivable                          382,283      269,107
  Accrued income receivable                                  55,764       45,527
                                                         ----------   ----------

      Total assets                                        8,332,908    9,069,731
                                                         ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                        $8,332,908   $9,069,731
                                                         ==========   ==========
See notes to financial statements.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------------------------------------------------

                                                                                              1998               1997

ADDITIONS:
  Investment (loss) income:
    Dividends and income                                                                     $ 386,476          $ 336,820
    Net (depreciation) appreciation in fair value of investments                            (1,916,654)         3,018,800
                                                                                          ------------        -----------

           Total investment (loss) income                                                   (1,530,178)         3,355,620
                                                                                          ------------        -----------

  Contributions:
    Participants                                                                               727,424            471,153
    Matching from employer                                                                     222,693            184,676
                                                                                          ------------        -----------
           Total contributions                                                                 950,117            655,829
                                                                                          ------------        -----------

           Total                                                                              (580,061)         4,011,449

DEDUCTIONS:
  Benefit payments                                                                             156,762            180,812
                                                                                          ------------        -----------

(DECREASE) INCREASE IN NET ASSETS                                                             (736,823)         3,830,637

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                          9,069,731          5,239,094
                                                                                          ------------        -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                              $ 8,332,908        $ 9,069,731
                                                                                           ===========        ===========

See notes to financial statements.


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Savings Bank of Florida. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Savings Bank of Florida and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned one year of vesting service.

      Contributions - Prior to January 1, 1998 employees could contribute between 1% and 10% of their base compensation to the Plan ("Participants' Contributions") during the year. Beginning January 1, 1998 the maximum percentage was increased to 15%, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's contribution for that year, up to the lesser of the Participant's contribution, 6% of base salary, or $10,000. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer matching contributions.

      Participant Accounts - Beginning October 1, 1997 the Employer changed trustees of the plan from Merrill Lynch Trust Company to the Charles Schwab Trust Company. Prior to this date the Plan provided for Participant directed accounts into an employer stock fund and several Merrill Lynch Trust and Fund Accounts. With this change, the Merrill Lynch Trust and
      Fund accounts have been replaced with several other mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated Participants' non-vested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments - Prior to October 1, 1997, participants could elect that their contributions be invested in increments of one percent of the total in one of six funds, including Fidelity Bankshares, Inc. common stock, Merrill Lynch Growth Fund for Investment and Retirement, Merrill Lynch Federal Securities Trust, Merrill Lynch Capital Fund, Merrill Lynch Global Allocation Fund, and Merrill Lynch Retirement Preservation Fund. The Merrill Lynch CMA Money Fund was used by the Plan as a temporary holding account for monies received by the Plan prior to distribution to the six available participant-directed funds. As stated in the previous paragraph, the Merrill Lynch funds were replaced with the following nine funds:
      Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Kaufmann Fund, Safeco Equity Fund, Schwab Value Advantage Money Fund, Vanguard Wellington Fund and Vanguard Index Trust 500 Portfolio. The Schwab U.S. Treasury Money Fund replaced the Merrill Lynch CMA Money Fund and is now the temporary holding account for monies received by the plan awaiting distribution to the other funds.

      Participants' Notes Receivable - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' note fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 1998, 47 participants had outstanding loans classified as notes receivable totaling $382,283 at interest rates ranging from 8.25% - 9.50%. At December 31, 1997, 40 participants had outstanding loans classified as notes receivable totaling $269,107 at interest rates ranging from 8.30% - 9.50%.

      Administration - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

      Distributions - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of employer matching contributions; the balance of the account is forfeited and applied to the Employer's matching contribution for all other Plan Participants in that year.

      Vesting - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and their related investment earnings according to the following schedule:



                                                             Vested
Years of Service                                             Percent

Less than 1 year                                                 0%
1 year                                                          20%
2 years                                                         40%
3 years                                                         60%
4 years                                                         80%
5 years or more                                                100%





      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer matching contributions automatically become fully vested upon retirement at age 65, or death or disability prior to age 65.

      Plan Termination - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

      Reclassifications - For comparative purposes, certain amounts in the 1997 financial statements have been reclassified to conform to the presentation for 1998.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis  of  Presentation  -  The  accompanying   financial  statements  are
      presented on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts - Schwab U.S.Treasury Money Fund and the Schwab Value Advantage Money Fund approximates fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes - The Internal Revenue Service has determined and informed the Employer by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Benefits Payable - As of December 31, 1998 and 1997, benefits of $272,290 and $26,604, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures - During the years ended December 31, 1998 and 1997, participants who were not fully vested and incurred a break in service forfeited non-vested benefits. Forfeited amounts totaled $12,336 and $1,156 for the years ended December 31, 1998 and 1997, respectively. These forfeitures were used to reduce employer contributions.

3.    INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 1998 and 1997, valued at fair value, are as follows:



        Description                                 1998               1997

Fidelity Bankshares, Inc. common stock        $ 5,065,287         $ 6,576,115
Janus Worldwide fund                              567,006
Vanguard Index Trust 500 Portfolio                614,593
Vanguard Wellington Fund                          482,581

4.    FUND INFORMATION

      Information on a by-fund basis as of December 31, 1998 is as follows:





                                   Fidelity        Schwab
                                  Bankshares,       Value                     Janus
                                     Inc.         Advantage   Heartland     Flexible        Janus
                                    Stock           Money       Value        Income       Worldwide      Kaufmann       Oakmark
                                    Fund            Fund        Fund          Fund          Fund           Fund           Fund


ASSETS:

  Investments at fair value         $5,065,287     $165,793    $119,883       $60,710      $567,006       $244,530       $247,980
                                    ==========     ========    ========       =======      ========       ========       ========

ADDITIONS TO NET
  ASSETS:
  Participant contributions          $ 293,830     $ 32,066     $28,300       $10,766      $ 76,123       $ 45,003       $ 55,022
  Employer contributions                95,952        3,291       9,856         4,000        24,296         12,873         14,267
  Interest/dividend income             204,717       10,215       2,679         4,351         2,266         25,045         35,543
  Loan disbursements                  (240,656)      (2,409)    (15,627)       (8,336)       (7,204)        (8,422)        (3,494)
  Loan repayments                      139,536        8,801      19,709        10,576         8,138          4,904          2,776
  Net appreciation/(depreciation)
    in fair value of investments    (2,108,191)           -     (17,196)          377       104,477        (21,713)       (27,239)
  Transfers from other funds           143,297            -           -             -         2,110              -              -
                                    -----------     -------     -------       -------      --------        -------        -------

   Total                            (1,471,515)      51,964      27,721        21,734       210,206         57,690         76,875
                                    -----------     -------     -------       -------      --------        -------        -------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                        39,313       50,129       2,147         9,928         2,829            793            907
 Transfers to other funds                    -      188,074      24,781           913             -         13,149            456
                                        ------     --------     -------         -----         -----        -------           ----

Total deductions from
  net assets                            39,313      238,203      26,928        10,841         2,829         13,942          1,363
                                       -------     --------     -------       -------        ------        -------         ------

Net increase/(decrease)             (1,510,828)    (186,239)        793        10,893       207,377         43,748         75,512

BEGINNING OF YEAR                    6,576,115      352,032     119,090        49,817       359,629        200,782        172,468
                                    ----------     --------    --------       -------      --------       --------       --------

END OF YEAR                         $5,065,287     $165,793    $119,883       $60,710      $567,006       $244,530       $247,980
                                    ==========     ========    ========       =======      ========       ========       ========



                                                    Vanguard
                                      Safeco         Index         Vanguard
                                      Equity       Trust 500      Wellington       Notes
                                       Fund        Portfolio         Fund        Receivable       Other          Total


ASSETS:

  Investments at fair value          $268,972       $614,593       $482,581       $382,283       $113,290     $8,332,908
                                     ========       ========       ========       ========       ========     ==========

ADDITIONS TO NET
  ASSETS:
  Participant contributions           $39,392       $ 90,116       $ 56,806       $      -        $     -      $ 727,424
  Employer contributions               12,359         26,833         18,966              -              -        222,693
  Interest/dividend income             12,494          8,814         52,888         27,464              -        386,476
  Loan disbursements                   (9,899)       (18,785)       (23,807)       338,639              -              -
  Loan repayments                       8,835         19,441         21,245       (243,961)             -              -
  Net appreciation/(depreciation)                                                                       -              -
    in fair value of investments       38,765        116,539         (2,473)             -              -     (1,916,654)
  Transfers from other funds            7,505         29,484          8,891              -         36,086        227,373
                                     --------       --------       --------       --------        -------       ---------

   Total                              109,451        272,442        132,516        122,142         36,086       (352,688)
                                     --------       --------       --------       --------        -------       ---------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                          890         11,900         28,960          8,966              -        156,762
 Transfers to other funds                   -              -              -              -              -        227,373
                                     --------       --------       --------       --------        -------       ---------

Total deductions from
  net assets                              890         11,900         28,960          8,966              -        384,135
                                     --------       --------       --------       --------        -------       ---------

Net increase/(decrease)               108,561        260,542        103,556        113,176         36,086       (736,823)

BEGINNING OF YEAR                     160,411        354,051        379,025        269,107         77,204      9,069,731
                                     --------       --------       --------       --------        -------      ---------

END OF YEAR                          $268,972       $614,593       $482,581       $382,283       $113,290      $8,332,908
                                     ========       ========       ========       ========       ========      ==========

Information on a by-fund basis as of December 31, 1997 is as follows:


                                                                     Merrill
                                                                      Lynch
                                   Merrill      Merrill               Growth    Merrill      Fidelity     Schwab
                                    Lynch        Lynch     Merrill   Fund for    Lynch      Bankshares,    Value
                                  Retirement    Federal     Lynch   Investment   Global        Inc.       Advantage   Heartland
                                 Preservation  Securities  Capital     and     Allocation     Stock        Money       Value
                                    Trust        Trust      Fund    Retirement    Fund         Fund        Fund        Fund


ASSETS:

  Investments at fair value       $      -    $     -    $      -    $      -    $      -    $6,576,115    $352,032    $119,090
                                  ========    =======    ========    ========    ========    ==========    ========    ========

ADDITIONS TO NET
  ASSETS:
  Participant contributions         55,787      9,805      31,714      51,989      69,432       176,580      22,376       4,914
  Employer contributions            21,400      3,983      12,291      19,144      26,643        71,772       9,010       2,017
  Interest/dividend income          21,058      2,919      10,443       2,119       8,614       174,171       4,551      15,401
  Loan disbursements               (11,060)    (1,133)     (2,936)    (18,518)    (10,792)      (66,007)     (7,500)          -
  Loan repayments                   13,218      1,690       6,895       6,704      12,911        61,369       4,719       1,477
  Net appreciation/(depreciation)
    in fair value of investments         -      1,071      21,621      92,823      39,670     2,933,885           -     (20,234)
  Transfers from other funds             -          -           -           -           -             -     341,724     115,515
                                  --------    -------    --------    --------    --------    ----------    --------    --------

   Total additions to net assets   100,403     18,335      80,028     154,261     146,478     3,351,770     374,880     119,090
                                  --------    -------    --------    --------    --------    ----------    --------    --------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                    16,436        457      11,252       8,406      18,756       102,657      22,848           -
 Transfers to other funds          534,392     86,316     284,865     548,442     587,184         1,780           -           -
                                  --------    -------    --------    --------    --------    ----------    --------    --------

Total deductions from
  net assets                       550,828     86,773     296,117     556,848     605,940       104,437      22,848           -
                                  --------    -------    --------    --------    --------    ----------    --------    --------

Net increase/(decrease)           (450,425)   (68,438)   (216,089)   (402,587)   (459,462)    3,247,333     352,032     119,090

BEGINNING OF YEAR                  450,425     68,438     216,089     402,587     459,462     3,328,782           -           -
                                  --------    -------    --------    --------    --------    ----------    --------    --------

END OF YEAR                       $      -    $     -    $      -    $      -    $      -    $6,576,115    $352,032    $119,090
                                  ========    =======    ========    ========    ========    ==========    ========    ========






                                   Janus                                        Vanguard
                                 Flexible   Janus                      Safeco    Index    Vanguard
                                  Income  Worldwide Kaufmann Oakmark   Equity   Trust 500  Wellington   Notes
                                   Fund      Fund     Fund     Fund     Fund    Portfolio   Fund     Receivable   Other      Total


ASSETS:

  Investments at fair value       $49,817  $359,629  $200,782 $172,468  $160,411  $354,051 $379,025    $269,107 $77,204  $9,069,731
                                  =======  ========  ======== ========  ========  ======== ========    ======== =======  ==========

ADDITIONS TO NET
  ASSETS:
  Participant contributions         1,392    10,934     5,061    5,629     4,850    11,462    9,228           -       -     471,153
  Employer contributions              569     4,142     1,770    2,117     1,917     4,417    3,484           -       -     184,676
  Interest/dividend income          1,550    24,730     6,132    9,325     7,003     4,117   24,781      19,906       -     336,820
  Loan disbursements               (3,500)        -         -   (1,000)        -         -   (4,000)    126,446       -           -
  Loan repayments                     969     1,471       316      823       770     2,695    1,710    (117,737)      -           -
  Net appreciation/(depreciation)
    in fair value of investments     (513)  (26,112)  (10,901)  (2,229)   (2,637)    8,043  (15,687)          -       -   3,018,800
  Transfers from other funds       49,350   344,464   198,404  157,803   148,508   323,317  359,509           -   4,385   2,042,979
                                  -------  --------  -------- --------  --------   ------- --------    --------  ------   ---------

   Total additions to net assets   49,817   359,629   200,782  172,468   160,411   354,051  379,025      28,615   4,385   6,054,428
                                  -------  --------  -------- --------  --------   ------- --------    --------  ------   ---------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                        -         -         -        -         -         -        -           -       -     180,812
 Transfers to other funds               -         -         -        -         -         -        -           -       -   2,042,979
                                  -------  --------  -------- --------  --------   ------- --------    --------  ------   ---------

Total deductions from
  net assets                            -         -         -        -         -         -        -           -       -   2,223,791
                                  -------  --------  -------- --------  --------   ------- --------    --------  ------   ---------

Net increase/(decrease)            49,817   359,629   200,782  172,468   160,411   354,051  379,025      28,615   4,385   3,830,637

BEGINNING OF YEAR                       -         -         -        -         -         -        -     240,492  72,819   5,239,094
                                  -------  --------  -------- --------  --------   ------- --------    --------  ------   ---------

END OF YEAR                       $49,817  $359,629  $200,782 $172,468  $160,411  $354,051 $379,025    $269,107 $77,204  $9,069,731
                                  =======  ========  ======== ========  ========  ======== ========    ======== =======  ==========



   5.  RELATED PARTY TRANSACTIONS

      At December 31, 1998, the Plan owned 223,057 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $3,284,721 and $5,065,287, respectively. During the years ended December 31, 1998 and 1997, dividend income of $194,378 and $174,171, respectively, was earned on these investments.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------




                                                                                    Shares                         Current
                 Identity of Issuer                      Description                 Held           Cost            Value


  *     Fidelity Bankshares, Inc.                        Common stock                223,057     $ 3,284,721      $ 5,065,287
                                                                                    --------     -----------      -----------


        Heartland Value Fund                             Mutual fund                   4,093         149,592          119,883
        Janus Flexible Income Fund                       Mutual fund                   6,103          60,953           60,710
        Janus Worldwide Fund                             Mutual fund                  11,972         489,566          567,006
        Kaufmann Fund                                    Mutual fund                  43,051         276,423          244,530
        Oakmark Fund                                     Mutual fund                   6,923         278,837          247,980
        Safeco Equity Fund                               Mutual fund                  11,569         237,974          268,972
        Vanguard Index Trust 500 Portfolio               Mutual fund                   5,394         498,061          614,593
        Vanguard Wellington Fund                         Mutual fund                  16,442         501,134          482,581
                                                                                                    --------          -------

                 Total mutual funds                                                                2,492,540        2,606,255
                                                                                                  ----------        ---------



      Schwab U. S. Treasury Money Fund                   Money funds                     102             102              102
      Schwab Value Advantage Money Fund                  Money funds                 165,793         165,793          165,793
                                                                                                    --------          -------

                 Total money funds                                                                   165,895          165,895
                                                                                                    --------          -------

        Loan Fund                               Participants' Notes Receivable                       382,283          382,283
                                                                                                    --------          -------


                 Total investments                                                               $ 6,325,439      $ 8,219,720
                                                                                                ============      ===========

  *   Party-in-interest

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27d - SUPPLEMENTAL SCHEDULE OF INDIVIDUAL TRANSACTIONS INVOLVING SECURITIES OF THE SAME ISSUE IN EXCESS OF FIVE PERCENT OF THE FAIR VALUE OF PLAN ASSETS AT THE BEGINNING OF THE PLAN YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                               Proceeds at
       Identity of Party  Description Purchase  Maturity/              Net Gain/
           Involved        of Asset    Price      Sale   Cost of Asset  (Loss)



   None


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27d - SUPPLEMENTAL SCHEDULE OF SERIES TRANSACTIONS INVOLVING SECURITIES OF
THE SAME ISSUE IN EXCESS OF FIVE PERCENT OF THE FAIR VALUE OF PLAN ASSETS AT
THE BEGINNING OF THE PLAN YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                           Total                                 Proceeds
                                            Description  Number of    Number of     Purchase   at Maturity/     Cost       Net Gain/
           Identity of Party Involved         of Asset  Transactions Shares/Units     Price         Sale       of Asset      (Loss)



 *     Fidelity Bankshares, Inc.            Common stock     33         34,939       1,026,105
 *     Fidelity Bankshares, Inc.            Common stock     53         14,224                   419,554       185,048       234,506


       Schwab U. S. Treasury Fund           Money Funds     117        652,223         652,223
       Schwab U. S. Treasury Fund           Money Funds      79        653,196                   653,196       653,196









 *     Party-in-interest

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SAVINGS PLAN FOR EMPLOYEES OF
                                        FIDELITY FEDERAL SAVINGS BANK OF FLORIDA





Date:   June 29, 1999                   By: /s/ Richard D. Aldred
                                            ------------------------------------
                                        Name: Richard D. Aldred
                                        Title: EVP / Chief Financial Officer